Towngas
The Hong Kong and China Gas Company Limited

RECEIVED

2 April 2007

Our ref: CS/L/07-03

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6 [redacted]
450 Fifth Stree
Washington D
U.S.A.

07022450

BY REGISTRED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of the newspaper advertisement on 20 March 2007 in respect of the Preliminary Announcement of 2006 Annual Results and Chairman's Statement;

2. A copy of the Company's Preliminary Announcement of 2006 Annual Results to the Listing Division of The Stock Exchange of Hong Kong Limited.

A copy of the 2006 Annual Report will be sent to you once available.

Thank you for your attention.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

HK$1,583.8 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade.

	Hong Kong		Mainland China		Total	
	2006	2005	2006	2005	2006	2005
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Segment Assets	16,178.9	12,942.2	4,731.5	3,259.3	20,910.4	16,201.5
Associated Companies	5,593.6	3,812.4	855.1	469.5	6,448.7	4,281.9
Jointly Controlled Entities	1,161.6	2,711.8	4,936.7	3,639.9	6,098.3	6,351.7
Unallocated Assets					2,705.3	2,761.8
Total Assets					36,162.7	29,596.9
Segment Liabilities	(2,865.9)	(1,259.5)	(872.0)	(478.0)	(3,737.9)	(1,747.5)
Unallocated Liabilities					(11,206.6)	(11,005.1)
Total Liabilities					(14,944.5)	(12,752.6)
Capital Expenditures	1,026.0	1,133.4	1,329.6	1,232.5	2,355.6	2,365.9
Depreciation	443.7	411.4	148.6	83.0	592.3	494.4
Amortisation	8.3	8.2	2.7	1.5	11.0	9.7

(b) Secondary Reporting Format – Business Segment

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water businesses") and the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property business").

	2006 HK$ Million	2005 HK$ Million
Revenue		
Gas and Water Businesses	10,098.8	9,350.9
Property Business	3,366.5	-
	13,465.3	9,350.9
Total Assets		
Gas and Water Businesses	17,371.7	15,558.6
Property Business	3,538.7	642.9
	20,910.4	16,201.5
Associated Companies	6,448.7	4,281.9
Jointly Controlled Entities	6,098.3	6,351.7
Unallocated Assets	2,705.3	2,761.8
	36,162.7	29,596.9
Capital Expenditures		
Gas and Water Businesses	2,317.7	2,340.5
Property Business	37.9	25.4
	2,355.6	2,365.9

3. **Operating Profit before Returns on Investments**

	2006 HK$ Million	2005 HK$ Million
Revenue	13,465.3	9,350.9
Less Expenses:		
Stores and Materials Used	(4,362.3)	(3,917.4)
Cost of Property Sold	(1,230.2)	-
Manpower Costs	(854.9)	(759.0)
Depreciation and Amortisation	(603.3)	(504.1)
Other Operating Items	(1,245.5)	(855.6)
Operating Profit before Returns on Investments	5,169.1	3,314.8

	2006 HK$ Million	2005 HK$ Million
0 – 30 days	1,074.3	1,142.9
31 – 60 days	55.9	50.2
61 – 90 days	24.0	15.8
Over 90 days	142.0	113.5
	1,296.2	1,322.4

(b) Instalment receivables represent the receivables for the sale of residential units of Grand Waterfront.

8. **Trade and Other Payables**

	2006 HK$ Million	2005 HK$ Million
Trade Payables *(Note a)*	442.7	400.4
Other Payables and Accruals *(Note b)*	3,295.2	1,347.1
	3,737.9	1,747.5

Notes:

(a) As at 31st December 2006, the aging analysis of the trade payables was as follows:

	2006 HK$ Million	2005 HK$ Million
0 – 30 days	325.4	313.2
31 – 60 days	34.9	13.6
61 – 90 days	7.3	6.9
Over 90 days	75.1	66.7
	442.7	400.4

(b) The balance includes an amount of approximately HK$637 million (2005: HK$380.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

9. **Events after Balance Sheet Date**

On 4th December 2006, the Company and Hong Kong & China Gas (China) Limited ("HK&CG (China)") entered into an agreement with Panva Gas Holdings Limited ("Panva Gas") pursuant to which Panva Gas has conditionally agreed to purchase eight wholly owned subsidiaries ("Target Companies") from HK&CG (China) and to take assignment of the outstanding loans due from the Target Companies to HK&CG (China) as at date of Completion ("Shareholder Loans"). HK&CG (China) is a wholly owned subsidiary of the Company.

In consideration for this transaction, Panva Gas agreed to allot and issue 772,911,729 of its ordinary shares of HK$0.10 each (each credited as fully paid), representing 45% of the share capital of Panva Gas as at the date of the agreement as enlarged by the issue of these shares to HK&CG (China).

The Acquisition was completed on 1st March 2007. Immediately upon the completion, the Target Companies ceased to be subsidiaries of the Group. The Company, through HK&CG (China), owns approximately 43.97% of the enlarged issued share capital of Panva Gas and becomes the single largest shareholder of Panva Gas. Panva Gas is treated as an associated company at an initial carrying value of approximately HK$2.9 billion, which represents the fair value of the Panva Gas shares issued and the post-acquisition consolidated results of Panva Gas will be accounted for by the Company by equity method of accounting. The Company will determine the amount of goodwill arising from the Acquisition in accordance with the HKFRS 3 "Business Combinations" which has been included in the investment in associated company. Such goodwill is subject to impairment assessment as required by the HKAS 28 "Investment in Associates" and the HKAS 36 "Impairment of Assets".

The Group has recorded a gain on disposal of approximately HK$2.2 billion as a result of the disposal of its interests in the Target Companies in 2007. The disposal gain is determined based on the difference in the fair value of the Panva Gas shares issued as the consideration as at 1st March 2007 of HK$3.77 per Panva Gas share over the aggregate net assets value of the Target Companies attributable to the Company as at the date of completion, the carrying amount of Shareholder Loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries have also been recognised [illegible]

On 15th February 2006, the Group took advantage of the ample liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loans and finance the general corporate funding requirements at a low benchmark pricing for corporations in Hong Kong.

Contingent Liabilities

As at 31st December 2006, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies (31st December 2005: HK$840 million).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and the mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in the mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2006, the investments in securities amounted to HK$2,524 million (31st December 2005: HK$2,659 million). The performance of the Group's investments in securities was satisfactory.

CORPORATE GOVERNANCE

During the year ended 31st December 2006, the Company complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company's audit committee held a meeting in March 2007 to review the Group's audited results for the year ended 31st December 2006. PricewaterhouseCoopers ("PwC"), the Group's external auditors, have conducted an audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants.

The figures in this preliminary announcement have been agreed by PwC to the amounts set out in the Group's consolidated financial statements for the year ended 31st December 2006. The work performed by PwC in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by PwC for this announcement.

PURCHASE, SALE OR REDEMPTION OF OWN SHARES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 19th March 2007

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas

2. **Segment Information**

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and the mainland China. The revenue comprises the following:

	2006 *HK$ Million*	2005 *HK$ Million*
Gas Sales before Fuel Cost Adjustment	6,988.9	6,739.9
Fuel Cost Adjustment	1,359.4	1,140.5
Gas Sales after Fuel Cost Adjustment	8,348.3	7,880.4
Equipment Sales	784.8	832.7
Maintenance and Services	255.9	247.8
Water Sales	209.6	27.0
Property Sales	3,366.5	-
Other Sales	500.2	363.0
	13,465.3	9,350.9

(a) Primary Reporting Format – Geographical Segment

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and the mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong 2006 *HK$ Million*	Hong Kong 2005 *HK$ Million*	Mainland China 2006 *HK$ Million*	Mainland China 2005 *HK$ Million*	Total 2006 *HK$ Million*	Total 2005 *HK$ Million*
Revenue	11,811.9	8,266.9	1,653.4	1,084.0	13,465.3	9,350.9
Segment Results	5,318.1	3,525.5	209.2	118.5	5,527.3	3,644.0
Unallocated Corporate Expenses					(358.2)	(329.2)
Operating Profit before Returns on Investments					5,169.1	3,314.8
Investment Income					527.2	338.2
Operating Profit					5,696.3	3,653.0
Interest Expense					(310.2)	(114.8)
Share of Profits less Losses of Associated Companies	1,059.1	670.1	42.9	28.9	1,102.0	699.0
Share of Profits less Losses of Jointly Controlled Entities	170.5	1,584.6	145.6	98.4	316.1	1,683.0
Profit before Taxation					6,804.2	5,920.4
Taxation					(914.6)	(628.6)
Profit for the year					5,889.6	5,291.8
Attributable to:						
Shareholders of the Company					5,862.6	5,281.4
Minority Interests					27.0	10.4
					5,889.6	5,291.8

Share of profits of associated companies includes HK$858.8 million (2005: HK$598.1 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$170.0 million (2005:

4. **Taxation**

The amount of taxation charged to the consolidated income statement represents:

	2006 *HK$ Million*	2005 *HK$ Million*
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year	861.0	541.2
Current Taxation – Provision for PRC Profits Tax at prevailing rates on the estimated assessable profit for the year	2.3	-
Current Taxation – Over Provision in Prior Years	(7.3)	-
Deferred Taxation relating to the origination and reversal of temporary differences	58.6	87.4
	914.6	628.6

5. **Dividends**

	2006 *HK$ Million*	2005 *HK$ Million*
Interim, paid – HK 12 cents per ordinary share (2005: HK 12 cents per ordinary share)	661.1	668.7
Final, proposed – HK 23 cents per ordinary share (2005: HK 23 cents per ordinary share)	1,267.0	1,267.0
	1,928.1	1,935.7

6. **Earnings Per Share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,862.6 million (2005: HK$5,281.4 million) and the weighted average of 5,508,759,988 shares (2005: 5,565,195,905 shares) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2005: nil), the diluted earnings per share for the year ended 31st December 2006 is the same as the basic earnings per share.

7. **Trade and Other Receivables**

	2006 *HK$ Million*	2005 *HK$ Million*
Trade Receivables *(Note a)*	1,296.2	1,322.4
Instalment Receivables *(Note b)*	2,287.1	-
Other Receivables	434.1	670.3
Payment in Advance	135.8	111.5
	4,153.2	2,104.2

The Group recognised a loss of HK$28.6 million (2005: HK$27.1 million) for the impairment of its trade receivables during the year. The impairment has been included in other operating items.

Notes:

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2006, the aging analysis of the trade receivables, net of impairment provision, was as follows:

DIVIDEND AND BONUS SHARE ISSUE

The Board of Directors now recommends a final dividend of HK23 cents per share payable to shareholders of the Company whose names are on the register of members on 14th May 2007. The Board of Directors also recommends the issue of Bonus Shares on the basis of one Bonus Share for every ten existing Shares held by Shareholders registered as such on the register of members on 14th May 2007. The necessary resolutions will be proposed at the forthcoming Annual General Meeting on 21st May 2007, and if passed, dividend warrants and share certificates will be posted on 22nd May 2007.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed from Thursday, 10th May 2007 to Monday, 14th May 2007, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Wednesday, 9th May 2007.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Monday, 21st May 2007. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Wednesday, 25th April 2007.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2006, the Group had a net current borrowings position of HK$807 million (31st December 2005: HK$4,374 million) and long-term borrowings of HK$5,609 million (31st December 2005: HK$2,425 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,676 million (31st December 2005: HK$1,891 million), net current fund as at 31st December 2006 amounted to HK$869 million (net current debt as at 31st December 2005: HK$2,483 million). In addition, banking facilities available for use amounted to HK$4,661 million (31st December 2005: HK$2,234 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 31st December 2006, the Group's borrowings amounted to HK$8,178 million (31st December 2005: HK$8,282 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,577 million (31st December 2005: HK$2,370 million) were long-term bank loans while HK$2,521 million (31st December 2005: HK$5,835 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2006, a subsidiary of the Group in the mainland China had a finance lease of HK$80 million (31st December 2005: HK$77 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 31st December 2006, the maturity profile of the Group's borrowings was 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years (31st December 2005: 71 per cent within 1 year and 29 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2006 remained healthy at 24 per cent (31st December 2005: 29 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,676 million as at 31st December 2006 (31st December 2005: HK$1,891 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 19 per cent (31st December 2005: 23 per cent).

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2006 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's business continued to develop steadily in 2006. Profit after taxation attributable to shareholders of the Group for the year was HK$5,862.6 million, including HK$3,224.4 million arising from the Group's gas business and property rental income – an increase of HK$162.6 million as compared with 2005. Profit after taxation attributable to shareholders from the sale of properties, together with a revaluation surplus from an investment property, amounted to HK$2,638.2 million for the year.

Profit after taxation attributable to shareholders of the Group for the year included approximately HK$1,779.4 million, which represented the Group's share of profits arising from the sale of units at Grand Waterfront, Grand Promenade and King's Park Hill property development projects, and HK$858.8 million, which represented the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. In comparison, the Group's share of profits from sale of properties was HK$1,621.5 million, and its share of a revaluation surplus from the investment property was HK$598.1 million, for 2005. After excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share for the year amounted to HK58.5 cents compared to HK55.0 cents for 2005.

During the year under review, the Group invested HK$2,296.8 million in pipelines and facilities in Hong Kong and the mainland, including those relating to the introduction of natural gas to Hong Kong.

GAS BUSINESS IN HONG KONG

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the year, led to a decrease of 2.3 per cent in the volume of residential gas sales compared with 2005, whilst the volume of commercial and industrial gas sales increased by 1.1 per cent. Total volume of gas sales in Hong Kong for the year decreased slightly by 0.8 per cent compared with 2005. As at the end of 2006, the number of customers was 1,622,648, an increase of 25,375 over 2005.

INTRODUCTION OF NATURAL GAS TO HONG KONG

Since October 2006, with the introduction of natural gas from the Guangdong Liquefied Natural Gas ("LNG") Terminal to Hong Kong, the Group has been using a dual naphtha and natural gas feedstock mix for the production of town gas. The grand opening of the natural gas receiving station at Tai Po gas production plant was held in November 2006. The Group has contracted to take natural gas at a price currently lower than naphtha which helps reduce production costs thus enhancing the competitiveness of the gas tariff. Fuel savings are being passed on to customers through the existing fuel cost adjustment mechanism. In addition, the introduction of natural gas also helps protect the environment.

The Group has a 3 per cent interest in the Guangdong LNG Terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on 28th June 2006. LNG for the Project is supplied from Australia. The Group has signed a 25-year supply contract for natural gas, facilitating stable costs over the long term.

ACQUISITION OF PANVA GAS HOLDINGS LIMITED

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The landfill gas project at the North East New Territories landfill site developed by a subsidiary of ECO Energy Company Limited ("ECO"), which is wholly-owned by the Group, is progressing well. Installation work of a landfill gas treatment facility was completed at the end of 2006 and operational tests will soon be concluded. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007. Using landfill gas effectively will help limit depletion of oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

ECO's liquefied petroleum gas filling station business is progressing well. With recovery in the domestic economy during the year, ECO achieved growth in turnover.

PIPELAYING PROJECTS

In order to cope with the demand arising from city developments in Hong Kong, several substantial pipelaying projects are currently under way.

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is progressing smoothly. In order to receive natural gas from the Guangdong LNG Terminal, the Group has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. Both the pipeline and stations have now been commissioned and since October 2006, the Guangdong LNG Terminal has been supplying natural gas via the submarine pipelines to Hong Kong. Natural gas is used to partially replace naphtha as feedstock for the production of town gas.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up was good. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area is approximately 150,000 square feet. An occupation permit for the project was issued in late 2006. By the end of December 2006, approximately 630,000 square feet of the residential floor area had been sold.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.3 million square feet had been sold by the end of December 2006. Residential occupancy started in early 2006, and the whole project has yielded substantial returns for the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. The business of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star guestrooms

The Board of Directors has pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2006 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT (AUDITED)

For the year ended 31st December 2006

	Note	2006 *HK$ Million*	2005 *HK$ Million*
Revenue	2	13,465.3	9,350.9
Operating Profit before Returns on Investments	3	5,169.1	3,314.8
Investment Income		527.2	338.2
Operating Profit		5,696.3	3,653.0
Interest Expense		(310.2)	(114.6)
Share of Profits less Losses of Associated Companies		1,102.0	699.0
Share of Profits less Losses of Jointly Controlled Entities		316.1	1,683.0
Profit before Taxation		6,804.2	5,920.4
Taxation	4	(914.6)	(628.6)
Profit for the year		5,889.6	5,291.8
Attributable to:			
Shareholders of the Company		5,862.6	5,281.4
Minority Interests		27.0	10.4
		5,889.6	5,291.8
Dividends	5	1,928.1	1,935.7
Earnings per Share – Basic and Diluted, HK cents	6	106.4	94.9
Town Gas Sold in Hong Kong, million MJ		27,034.1	27,260.9
Number of Customers in Hong Kong as at 31st December		1,622,648	1,597,273

CONSOLIDATED BALANCE SHEET (AUDITED)

as at 31st December 2006

	Note	2006 *HK$ Million*	2005 *HK$ Million*
Assets			
Non-Current Assets			
Property, Plant and Equipment		12,385.9	10,604.5
Leasehold Land		478.8	462.5
Intangible Asset		48.6	45.8
Associated Companies		3,457.0	2,060.9
Jointly Controlled Entities		5,815.0	5,197.5
Available-for-Sale Financial Assets		848.5	768.0
Retirement Benefit Assets		36.1	-
Other Non-Current Assets		64.6	-
		23,134.5	19,139.2

On 4th December 2006, the Company, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire the Group's equity interests in ten mainland piped city-gas companies and take assignment of shareholder loans of these companies. Panva Gas would then issue approximately 773 million new shares to the Group. Relevant resolutions were unanimously approved in the respective extraordinary general meetings of Panva Gas and Enerchina. Since the completion of the transaction on 1st March 2007, the Group has become the largest shareholder of Panva Gas by acquiring an approximately 43.97 per cent equity interest. On a combined basis, the Group and Panva Gas have 60 piped city-gas projects on the mainland. Panva Gas also has liquefied petroleum gas businesses in 15 mainland cities. The transaction represents a significant milestone in consolidating the Group's position as a premier piped gas operator on the mainland.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

During the year, the Group reached a new milestone in diversifying its business on the mainland. Following investment in the water supply and wastewater sector starting in 2005, the Group successfully entered the energy upstream arena in 2006 by participating in the development of emerging energy projects, such as coalbed gas and natural gas liquefaction, thus further expanding the Group's business scope on the mainland. Having built up a well-established base, the Group's piped city-gas and other related businesses also continued to expand during the year.

In 2006, the Group acquired its first coalbed gas joint venture project in Shanxi province where the country's largest reserve of coalbed gas resources is located. As the components of coalbed gas are similar to those of natural gas, this can be developed as a major alternative source of energy to help alleviate the country's temporary energy shortages and environmental pollution. The Group also concluded a joint venture agreement during the year to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. This project will provide an additional gas source for piped city-gas projects.

In 2006, the Group signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. Inclusive of Panva Gas, the Group now has 60 piped city-gas projects in mainland cities across eastern, central, northern, northeastern, western and southwestern China as well as in Guangdong and Shandong provinces. The joint ventures' gradual conversion to natural gas has boosted demand for this fuel. The Group's investment and operation of upstream projects will help provide new gas sources for these piped city-gas projects. Since the implementation of the state plan of transmitting natural gas from Sichuan province to eastern China and Shandong province, and an increase in the quantity of imported LNG, the Group's mainland projects are projected to thrive within the next three years.

The Group's high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province continue to operate smoothly. This kind of midstream investment underpins downstream joint venture projects which enable the Group to strengthen its piped city-gas market interests. The Group is also developing other natural gas-related businesses such as natural gas filling stations for automobiles and supply of LNG for heavy duty trucks.

Since entry into the water supply and wastewater business sector on the mainland in 2005, the Group has been operating water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and managing an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing economic prosperity and expansion of population are boosting demand for clean water sources. The central government is opening up the water utility market, thus expanding business opportunities in this sector. Leveraging its rich experience in the construction, management and operation of pipelines, the Group will continue to seek opportunities to develop water projects in other cities.

Inclusive of Panva Gas, the Group currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

[illegible] and 520 serviced suites respectively, is highly successful.

COMPANY AWARD

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2006 Chinese Business 500 listing and was ranked fifth in Hong Kong.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,912 at the end of 2006. Compared with 2005, the number of customers for the year increased by 25,375 and overall productivity rose by 1.0 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$613 million for 2006, a slight decrease of HK$2 million compared with 2005. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

BONUS ISSUE OF SHARES

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 14th May 2007. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 21st May 2007, and if passed, share certificates will be posted on 22nd May 2007.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as at 14th May 2007. Including the interim dividend of HK12 cents per share paid on 23rd October 2006, the total dividend payout for the whole year shall be HK35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2007 after bonus share issue shall not be less than that for 2006.

BUSINESS OUTLOOK FOR 2007

The Company has not increased its basic gas tariff for the past nine years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, and the signing of a long-term contract to take natural gas when international oil prices were comparatively low, bringing a lower feedstock cost, the Company has been able to lower its gas tariff to the benefit of customers and enhance its competitiveness in the energy market, thus promoting future business development.

The Company anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2007. The Group's mainland business is expected to further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007. The Board of Directors anticipates a satisfactory development for the Group's overall businesses in 2007.

LEE Shau Kee
Chairman

Hong Kong, 19th March 2007

	Note		
Current Assets			
Property under Development for Sale		–	579.8
Completed Property for Sale		1,147.7	–
Inventories		934.2	921.3
Trade and Other Receivables	7	4,153.2	2,104.2
Loans to Associated Companies		2,991.7	2,221.0
Loans to Jointly Controlled Entities		283.3	1,154.2
Housing Loans to Staff		80.5	102.8
Financial Assets at Fair Value through Profit or Loss		1,675.6	1,891.0
Time Deposits over three months		31.3	8.7
Time Deposits up to three months, Cash and Bank Balances		1,730.7	1,474.7
		13,028.2	10,457.7
Current Liabilities			
Trade and Other Payables	8	(3,737.9)	(1,747.5)
Provision for Taxation		(834.5)	(577.8)
Borrowings		(2,568.6)	(5,857.2)
		(7,141.0)	(8,182.5)
Net Current Assets		5,887.2	2,275.2
Total Assets less Current Liabilities		29,021.7	21,414.4
Non-Current Liabilities			
Customers' Deposits		(1,013.2)	(982.3)
Deferred Taxation		(1,131.3)	(1,072.7)
Retirement Benefit Liabilities		–	(16.1)
Borrowings		(5,609.2)	(2,424.8)
Loans from Minority Interests		(49.8)	(74.2)
		(7,803.5)	(4,570.1)
Net Assets		21,218.2	16,844.3
Capital and Reserves			
Share Capital		1,377.2	1,377.2
Share Premium		3,907.8	3,907.8
Reserves		14,141.7	9,863.9
Proposed Dividend		1,267.0	1,267.0
Shareholders Funds		20,693.7	16,415.9
Minority Interests		524.5	428.4
Total Equity		21,218.2	16,844.3

Notes:

1. **Changes in Accounting Policies**

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of standards, amendments to standards and interpretations which are effective for accounting period beginning 1st January 2006.

- Hong Kong Accounting Standard ("HKAS") 19 (Amendment) "Actuarial Gains and Losses, Group Plans and Disclosures". The Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses.
- HK(IFRIC) – Interpretation 4 "Determining whether an Arrangement contains a Lease". The Group determined that certain arrangements of the Group contained leases and treated them in accordance with HKAS 17 "Leases". There is however no significant impact on the Group's results and financial position.
- HKAS 39 & Hong Kong Financial Reporting Standard 4 (Amendments) "Financial Guarantee Contracts". The Group did not provide any financial guarantee against liabilities outside the Group as at the balance sheet date.

HKICPA has issued a number of new standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2006. The Group has not early adopted these new and revised HKFRSs.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2006 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's business continued to develop steadily in 2006. Profit after taxation attributable to shareholders of the Group for the year was HK$5,862.6 million, including HK$3,224.4 million arising from the Group's gas business and property rental income - an increase of HK$162.6 million as compared with 2005. Profit after taxation attributable to shareholders from the sale of properties, together with a revaluation surplus from an investment property, amounted to HK$2,638.2 million for the year.

Profit after taxation attributable to shareholders of the Group for the year included approximately HK$1,779.4 million, which represented the Group's share of profits arising from the sale of units at Grand Waterfront, Grand Promenade and King's Park Hill property development projects, and HK$858.8 million, which represented the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. In comparison, the Group's share of profits from sale of properties was HK$1,621.5 million, and its share of a revaluation surplus from the investment property was HK$598.1 million, for 2005. After excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share for the year amounted to HK58.5 cents compared to HK55.0 cents for 2005.

During the year under review, the Group invested HK$2,296.8 million in pipelines and facilities in Hong Kong and the mainland, including those relating to the introduction of natural gas to Hong Kong.

GAS BUSINESS IN HONG KONG

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the year, led to a decrease of 2.3 per cent in the volume of residential gas sales compared with 2005, whilst the volume of commercial and industrial gas sales increased by 1.1 per cent. Total volume of gas sales in Hong Kong for the year decreased slightly by 0.8 per cent compared with 2005. As at the end of 2006, the number of customers was 1,622,648, an increase of 25,375 over 2005.

INTRODUCTION OF NATURAL GAS TO HONG KONG

Since October 2006, with the introduction of natural gas from the Guangdong Liquefied Natural Gas ("LNG") Terminal to Hong Kong, the Group has been using a dual naphtha and natural gas feedstock mix for the production of town gas. The grand opening of the natural gas receiving station at Tai Po gas production plant was held in November 2006. The Group has contracted to take natural gas at a price currently lower than naphtha which helps reduce production costs thus enhancing the competitiveness of the gas tariff. Fuel savings are being passed on to customers through the existing fuel cost adjustment mechanism. In addition, the introduction of natural gas also helps protect the environment.

The Group has a 3 per cent interest in the Guangdong LNG Terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on 28th June 2006. LNG for the Project is supplied from Australia. The Group has signed a 25-year supply contract for natural gas, facilitating stable costs over the long term.

ACQUISITION OF PANVA GAS HOLDINGS LIMITED

On 4th December 2006, the Company, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire the Group's equity interests in ten mainland piped city-gas companies and take assignment of shareholder loans of these companies. Panva Gas would then issue approximately 773 million new shares to the Group. Relevant resolutions were unanimously approved in the respective extraordinary general meetings of Panva Gas and Enerchina. Since the completion of the transaction on 1st March 2007, the Group has become the largest shareholder of Panva Gas by acquiring an approximately 43.97 per cent equity interest. On a combined basis, the Group and Panva Gas have 60 piped city-gas projects on the mainland. Panva Gas also has liquefied petroleum gas businesses in 15 mainland cities. The transaction represents a significant milestone in consolidating the Group's position as a premier piped gas operator on the mainland.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

During the year, the Group reached a new milestone in diversifying its business on the mainland. Following investment in the water supply and wastewater sector starting in 2005, the Group successfully entered the energy upstream arena in 2006 by participating in the development of emerging energy projects, such as coalbed gas and natural gas liquefaction, thus further expanding the Group's business scope on the mainland. Having built up a well-established base, the Group's piped city-gas and other related businesses also continued to expand during the year.

In 2006, the Group acquired its first coalbed gas joint venture project in Shanxi province where the country's largest reserve of coalbed gas resources is located. As the components of coalbed gas are similar to those of natural gas, this can be developed as a major alternative source of energy to help alleviate the country's temporary energy shortages and environmental pollution. The Group also concluded a joint venture agreement during the year to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. This project will provide an additional gas source for piped city-gas projects.

In 2006, the Group signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. Inclusive of Panva Gas, the Group now has 60 piped city-gas projects in mainland cities across eastern, central, northern, northeastern, western and southwestern China as well as in Guangdong and Shandong provinces. The joint ventures' gradual conversion to natural gas has boosted demand for this fuel. The Group's investment and operation of upstream projects will help provide new gas sources for these piped city-gas projects. Since the implementation of the state plan of transmitting natural gas from Sichuan province to eastern China and Shandong province, and an increase in the quantity of imported LNG, the Group's mainland projects are projected to thrive within the next three years.

The Group's high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province continue to operate smoothly. This kind of midstream investment underpins downstream joint venture projects which enable the Group to strengthen its piped city-gas market interests. The Group is also developing other natural gas-related businesses such as natural gas filling stations for automobiles and supply of LNG for heavy duty trucks.

Since entry into the water supply and wastewater business sector on the mainland in 2005, the Group has been operating water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and managing an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing economic prosperity and expansion of population are boosting demand for clean water sources. The central government is opening up the water utility market, thus expanding business opportunities in this sector. Leveraging its rich experience in the construction, management and operation of pipelines, the Group will continue to seek opportunities to develop water projects in other cities.

Inclusive of Panva Gas, the Group currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The landfill gas project at the North East New Territories landfill site developed by a subsidiary of ECO Energy Company Limited ("ECO"), which is wholly-owned by the Group, is progressing well. Installation work of a landfill gas treatment facility was completed at the end of 2006 and operational tests will soon be concluded. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007. Using landfill gas effectively will help limit depletion of oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

ECO's liquefied petroleum gas filling station business is progressing well. With recovery in the domestic economy during the year, ECO achieved growth in turnover.

PIPELAYING PROJECTS

In order to cope with the demand arising from city developments in Hong Kong, several substantial pipelaying projects are currently under way.

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is progressing smoothly. In order to receive natural gas from the Guangdong LNG Terminal, the Group has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. Both the pipeline and stations have now been commissioned and since October 2006, the Guangdong LNG Terminal has been supplying natural gas via the submarine pipelines to Hong Kong. Natural gas is used to partially replace naphtha as feedstock for the production of town gas.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up was good. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area is approximately 150,000 square feet. An occupation permit for the project was issued in late 2006. By the end of December 2006, approximately 630,000 square feet of the residential floor area had been sold.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.3 million square feet had been sold by the end of December 2006. Residential occupancy started in early 2006, and the whole project has yielded substantial returns for the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. The business of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star guestrooms and 520 serviced suites respectively, is highly successful.

COMPANY AWARD

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2006 Chinese Business 500 listing and was ranked fifth in Hong Kong.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,912 at the end of 2006. Compared with 2005, the number of customers for the year increased by 25,375 and overall productivity rose by 1.0 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$613 million for 2006, a slight decrease of HK$2 million compared with 2005. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

BONUS ISSUE OF SHARES

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 14th May 2007. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 21st May 2007, and if passed, share certificates will be posted on 22nd May 2007.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as at 14th May 2007. Including the interim dividend of HK12 cents per share paid on 23rd October 2006, the total dividend payout for the whole year shall be HK35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2007 after bonus share issue shall not be less than that for 2006.

BUSINESS OUTLOOK FOR 2007

The Company has not increased its basic gas tariff for the past nine years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, and the signing of a long-term contract to take natural gas when international oil prices were comparatively low, bringing a lower feedstock cost, the Company has been able to lower its gas tariff to the benefit of customers and enhance its competitiveness in the energy market, thus promoting future business development.

The Company anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2007. The Group's mainland business is expected to further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007. The Board of Directors anticipates a satisfactory development for the Group's overall businesses in 2007.

LEE Shau Kee
Chairman
Hong Kong, 19th March 2007

The Board of Directors has pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2006 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT (AUDITED)
For the year ended 31st December 2006

	Note	2006 HK$ Million	2005 HK$ Million
Revenue	2	**13,465.3**	9,350.9
Operating Profit before Returns on Investments	3	**5,169.1**	3,314.8
Investment Income		**527.2**	338.2
Operating Profit		**5,696.3**	3,653.0
Interest Expense		**(310.2)**	(114.6)
Share of Profits less Losses of Associated Companies		**1,102.0**	699.0
Share of Profits less Losses of Jointly Controlled Entities		**316.1**	1,683.0
Profit before Taxation		**6,804.2**	5,920.4
Taxation	4	**(914.6)**	(628.6)
Profit for the year		**5,889.6**	5,291.8
Attributable to:			
Shareholders of the Company		**5,862.6**	5,281.4
Minority Interests		**27.0**	10.4
		5,889.6	5,291.8
Dividends	5	**1,928.1**	1,935.7
Earnings per Share - Basic and Diluted, HK cents	6	**106.4**	94.9
Town Gas Sold in Hong Kong, million MJ		**27,034.1**	27,260.9
Number of Customers in Hong Kong as at 31st December		**1,622,648**	1,597,273

CONSOLIDATED BALANCE SHEET (AUDITED)
as at 31st December 2006

	Note	2006 HK$ Million	2005 HK$ Million
Assets			
Non-Current Assets			
Property, Plant and Equipment		**12,385.9**	10,604.5
Leasehold Land		**478.8**	462.5
Intangible Asset		**48.6**	45.8
Associated Companies		**3,457.0**	2,060.9
Jointly Controlled Entities		**5,815.0**	5,197.5
Available-for-Sale Financial Assets		**848.5**	768.0
Retirement Benefit Assets		**36.1**	-
Other Non-Current Assets		**64.6**	-
		23,134.5	19,139.2
Current Assets			
Property under Development for Sale		-	579.8
Completed Property for Sale		1,147.7	-
Inventories		**934.2**	921.3
Trade and Other Receivables	7	**4,153.2**	2,104.2
Loans to Associated Companies		**2,991.7**	2,221.0
Loans to Jointly Controlled Entities		**283.3**	1,154.2
Housing Loans to Staff		**80.5**	102.8
Financial Assets at Fair Value through Profit or Loss		**1,675.6**	1,891.0
Time Deposits over three months		**31.3**	8.7
Time Deposits up to three months, Cash and Bank Balances		**1,730.7**	1,474.7
		13,028.2	10,457.7
Current Liabilities			
Trade and Other Payables	8	**(3,737.9)**	(1,747.5)
Provision for Taxation		**(834.5)**	(577.8)
Borrowings		**(2,568.6)**	(5,857.2)
		(7,141.0)	(8,182.5)
Net Current Assets		**5,887.2**	2,275.2
Total Assets less Current Liabilities		**29,021.7**	21,414.4
Non-Current Liabilities			
Customers' Deposits		**(1,013.2)**	(982.3)
Deferred Taxation		**(1,131.3)**	(1,072.7)
Retirement Benefit Liabilities		-	(16.1)
Borrowings		**(5,609.2)**	(2,424.8)
Loans from Minority Interests		**(49.8)**	(74.2)
		(7,803.5)	(4,570.1)
Net Assets		**21,218.2**	16,844.3
Capital and Reserves			
Share Capital		**1,377.2**	1,377.2
Share Premium		**3,907.8**	3,907.8
Reserves		**14,141.7**	9,863.9
Proposed Dividend		**1,267.0**	1,267.0
Shareholders' Funds		**20,693.7**	16,415.9
Minority Interests		**524.5**	428.4
Total Equity		**21,218.2**	16,844.3

Notes:

1. Changes in Accounting Policies

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of standards, amendments to standards and interpretations which are effective for accounting period beginning 1st January 2006.

- Hong Kong Accounting Standard ("HKAS") 19 (Amendment) "Actuarial Gains and Losses, Group Plans and Disclosures". The Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses.

- HK(IFRIC) - Interpretation 4 "Determining whether an Arrangement contains a Lease". The Group determined that certain arrangements of the Group contained leases and treated them in accordance with HKAS 17 "Leases". There is however no significant impact on the Group's results and financial position.

- HKAS 39 & Hong Kong Financial Reporting Standard 4 (Amendments) "Financial Guarantee Contracts". The Group did not provide any financial guarantee against liabilities outside the Group as at the balance sheet date.

HKICPA has issued a number of new standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2006. The Group has not early adopted these new and revised HKFRSs.

2. Segment Information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and the mainland China. The revenue comprises the following:

	2006	2005
	HK$ Million	HK$ Million
Gas Sales before Fuel Cost Adjustment	**6,988.9**	6,739.9
Fuel Cost Adjustment	**1,359.4**	1,140.5
Gas Sales after Fuel Cost Adjustment	**8,348.3**	7,880.4
Equipment Sales	**784.8**	832.7
Maintenance and Services	**255.9**	247.8
Water Sales	**209.6**	27.0
Property Sales	**3,366.5**	-
Other Sales	**500.2**	363.0
	13,465.3	9,350.9

2. Segment Information (continued)

(a) Primary Reporting Format – Geographical Segment

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and the mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		**Mainland China**		**Total**	
	2006 HK$ Million	2005 HK$ Million	**2006 HK$ Million**	2005 HK$ Million	**2006 HK$ Million**	2005 HK$ Million
Revenue	**11,811.9**	8,266.9	**1,653.4**	1,084.0	**13,465.3**	9,350.9
Segment Results	**5,318.1**	3,525.5	**209.2**	118.5	**5,527.3**	3,644.0
Unallocated Corporate Expenses					**(358.2)**	(329.2)
Operating Profit before Returns on Investments					**5,169.1**	3,314.8
Investment Income					**527.2**	338.2
Operating Profit					**5,696.3**	3,653.0
Interest Expense					**(310.2)**	(114.6)
Share of Profits less Losses of Associated Companies	**1,059.1**	670.1	**42.9**	28.9	**1,102.0**	699.0
Share of Profits less Losses of Jointly Controlled Entities	**170.5**	1,584.6	**145.6**	98.4	**316.1**	1,683.0
Profit before Taxation					**6,804.2**	5,920.4
Taxation					**(914.6)**	(628.6)
Profit for the year					**5,889.6**	5,291.8
Attributable to:						
Shareholders of the Company					**5,862.6**	5,281.4
Minority Interests					**27.0**	10.4
					5,889.6	5,291.8

Share of profits of associated companies includes HK$858.8 million (2005: HK$598.1 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$170.0 million (2005: HK$1,583.8 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade.

2. Segment Information (Continued)

(a) Primary Reporting Format – Geographical Segment (Continued)

	Hong Kong		Mainland China		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$ Million	HK$ Million	**HK$ Million**	HK$ Million	**HK$ Million**	HK$ Million
Segment Assets	**16,178.9**	12,942.2	**4,731.5**	3,259.3	**20,910.4**	16,201.5
Associated Companies	**5,593.6**	3,812.4	**855.1**	469.5	**6,448.7**	4,281.9
Jointly Controlled Entities	**1,161.6**	2,711.8	**4,936.7**	3,639.9	**6,098.3**	6,351.7
Unallocated Assets					**2,705.3**	2,761.8
Total Assets					**36,162.7**	29,596.9
Segment Liabilities	**(2,865.9)**	(1,269.5)	**(872.0)**	(478.0)	**(3,737.9)**	(1,747.5)
Unallocated Liabilities					**(11,206.6)**	(11,005.1)
Total Liabilities					**(14,944.5)**	(12,752.6)

Capital Expenditures	**1,026.0**	1,133.4	**1,329.6**	1,232.5	**2,355.6**	2,365.9
Depreciation	**443.7**	411.4	**148.6**	83.0	**592.3**	494.4
Amortisation	**8.3**	8.2	**2.7**	1.5	**11.0**	9.7

2. Segment Information (Continued)

(b) Secondary Reporting Format – Business Segment

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water businesses") and the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property business").

	2006 HK$ Million	2005 HK$ Million
Revenue		
Gas and Water Businesses	**10,098.8**	9,350.9
Property Business	**3,366.5**	-
	13,465.3	9,350.9
Total Assets		
Gas and Water Businesses	**17,371.7**	15,558.6
Property Business	**3,538.7**	642.9
	20,910.4	16,201.5
Associated Companies	**6,448.7**	4,281.9
Jointly Controlled Entities	**6,098.3**	6,351.7
Unallocated Assets	**2,705.3**	2,761.8
	36,162.7	29,596.9
Capital Expenditures		
Gas and Water Businesses	**2,317.7**	2,340.5
Property Business	**37.9**	25.4
	2,355.6	2,365.9

3. Operating Profit before Returns on Investments

	2006 HK$ Million	2005 HK$ Million
Revenue	**13,465.3**	9,350.9
Less Expenses:		
Stores and Materials Used	**(4,362.3)**	(3,917.4)
Cost of Property Sold	**(1,230.2)**	-
Manpower Costs	**(854.9)**	(759.0)
Depreciation and Amortisation	**(603.3)**	(504.1)
Other Operating Items	**(1,245.5)**	(855.6)
Operating Profit before Returns on Investments	**5,169.1**	3,314.8

4. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2006 HK$ Million	2005 HK$ Million
Current Taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year	**861.0**	541.2
Current Taxation – Provision for PRC Profits Tax at prevailing rates on the estimated assessable profit for the year	**2.3**	-
Current Taxation – Over Provision in Prior Years	**(7.3)**	-
Deferred Taxation relating to the origination and reversal of temporary differences	**58.6**	87.4
	914.6	628.6

5. Dividends

	2006 HK$ Million	2005 HK$ Million
Interim, paid - HK 12 cents per ordinary share (2005: HK 12 cents per ordinary share)	**661.1**	668.7
Final, proposed - HK 23 cents per ordinary share (2005: HK 23 cents per ordinary share)	**1,267.0**	1,267.0
	1,928.1	1,935.7

6. Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,862.6 million (2005: HK$5,281.4 million) and the weighted average of 5,508,759,988 shares (2005: 5,565,195,905 shares) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2005: nil), the diluted earnings per share for the year ended 31st December 2006 is the same as the basic earnings per share.

7. Trade and Other Receivables

	2006 HK$ Million	2005 HK$ Million
Trade Receivables (Note a)	**1,296.2**	1,322.4
Instalment Receivables (Note b)	**2,287.1**	-
Other Receivables	**434.1**	670.3
Payment in Advance	**135.8**	111.5
	4,153.2	2,104.2

The Group recognised a loss of HK$28.6 million (2005: HK$27.1 million) for the impairment of its trade receivables during the year. The impairment has been included in other operating items.

Notes:

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2006, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	2006 HK$ Million	2005 HK$ Million
0 – 30 days	**1,074.3**	1,142.9
31 – 60 days	**55.9**	50.2
61 – 90 days	**24.0**	15.8
Over 90 days	**142.0**	113.5
	1,296.2	1,322.4

(b) Instalment receivables represent the receivables for the sale of residential units of Grand Waterfront.

8. Trade and Other Payables

	2006 HK$ Million	2005 HK$ Million
Trade Payables (Note a)	**442.7**	400.4
Other Payables and Accruals (Note b)	**3,295.2**	1,347.1
	3,737.9	1,747.5

Notes:

(a) As at 31st December 2006, the aging analysis of the trade payables was as follows:

	2006 HK$ Million	2005 HK$ Million
0 – 30 days	**325.4**	313.2
31 – 60 days	**34.9**	13.6
61 – 90 days	**7.3**	6.9
Over 90 days	**75.1**	66.7
	442.7	400.4

(b) The balance includes an amount of approximately HK$637 million (2005: HK$380.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

9. Events after Balance Sheet Date

On 4th December 2006, the Company and Hong Kong & China Gas (China) Limited ("HK&CG (China)") entered into an agreement with Panva Gas Holdings Limited ("Panva Gas") pursuant to which Panva Gas has conditionally agreed to purchase eight wholly owned subsidiaries ("Target Companies") from HK&CG (China) and to take assignment of the outstanding loans due from the Target Companies to HK&CG (China) as at date of Completion ("Shareholder Loans"). HK&CG (China) is a wholly owned subsidiary of the Company.

In consideration for this transaction, Panva Gas agreed to allot and issue 772,911,729 of its ordinary shares of HK$0.10 each (each credited as fully paid) , representing 45% of the share capital of Panva Gas as at the date of the agreement as enlarged by the issue of these shares to HK&CG (China).

The Acquisition was completed on 1st March 2007. Immediately upon the completion, the Target Companies ceased to be subsidiaries of the Group. The Company, through HK&CG (China), owns approximately 43.97% of the enlarged issued share capital of Panva Gas and becomes the single largest shareholder of Panva Gas. Panva Gas is treated as an associated company at an initial carrying value of approximately HK$2.9 billion, which represents the fair value of the Panva Gas shares issued and the post-acquisition consolidated results of Panva Gas will be accounted for by the Company by equity method of accounting. The Company will determine the amount of goodwill arising from the Acquisition in accordance with the HKFRS 3 "Business Combinations" which has been included in the investment in associated company. Such goodwill is subject to impairment assessment as required by the HKAS 28 "Investment in Associates" and the HKAS 36 "Impairment of Assets".

The Group has recorded a gain on disposal of approximately HK$2.2 billion as a result of the disposal of its interests in the Target Companies in 2007. The disposal gain is determined based on the difference in the fair value of the Panva Gas shares issued as the consideration as at 1st March 2007 of HK$3.77 per Panva Gas share over the aggregate net assets value of the Target Companies attributable to the Company as at the date of completion, the carrying amount of Shareholder Loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries have also been recognised in the gain on disposal.

DIVIDEND AND BONUS SHARE ISSUE

The Board of Directors now recommends a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 14th May 2007. The Board of Directors also recommends the issue of Bonus Shares on the basis of one Bonus Share for every ten existing Shares held by Shareholders registered as such on the register of members on 14th May 2007. The necessary resolutions will be proposed at the forthcoming Annual General Meeting on 21st May 2007, and if passed, dividend warrants and share certificates will be posted on 22nd May 2007.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed from Thursday, 10th May 2007 to Monday, 14th May 2007, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Wednesday, 9th May 2007.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Monday, 21st May 2007. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Wednesday, 25th April 2007.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2006, the Group had a net current borrowings position of HK$807 million (31st December 2005: HK$4,374 million) and long-term borrowings of HK$5,609 million (31st December 2005: HK$2,425 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,676 million (31st December 2005: HK$1,891 million), net current fund as at 31st December 2006 amounted to HK$869 million (net current debt as at 31st December 2005: HK$2,483 million). In addition, banking facilities available for use amounted to HK$4,681 million (31st December 2005: HK$2,234 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 31st December 2006, the Group's borrowings amounted to HK$8,178 million (31st December 2005: HK$8,282 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,577 million (31st December 2005: HK$2,370 million) were long-term bank loans while HK$2,521 million (31st December 2005: HK$5,835 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2006, a subsidiary of the Group in the mainland China had a finance lease of HK$80 million (31st December 2005: HK$77 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 31st December 2006, the maturity profile of the Group's borrowings was 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years (31st December 2005: 71 per cent within 1 year and 29 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2006 remained healthy at 24 per cent (31st December 2005: 29 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,676 million as at 31st December 2006 (31st December 2005: HK$1,891 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 19 per cent (31st December 2005: 23 per cent).

On 15th February 2006, the Group took advantage of the ample liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loans and finance the general corporate funding requirements at a low benchmark pricing for corporations in Hong Kong.

Contingent Liabilities

As at 31st December 2006, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies (31st December 2005: HK$840 million).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and the mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in the mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2006, the investments in securities amounted to HK$2,524 million (31st December 2005: HK$2,659 million). The performance of the Group's investments in securities was satisfactory.

CORPORATE GOVERNANCE

During the year ended 31st December 2006, the Company complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company's audit committee held a meeting in March 2007 to review the Group's audited results for the year ended 31st December 2006. PricewaterhouseCoopers ("PwC"), the Group's external auditors, have conducted an audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants.

The figures in this preliminary announcement have been agreed by PwC to the amounts set out in the Group's consolidated financial statements for the year ended 31st December 2006. The work performed by PwC in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by PwC for this announcement.

PURCHASE, SALE OR REDEMPTION OF OWN SHARES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 19th March 2007

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas

The Hong Kong and China Gas Company Limited

"Please also refer to the published version of this announcement in South China Morning Post."

END